RathGibson, Inc. to be Sold to Affiliates of DLJ Merchant Banking

JANESVILLE, WI – April 30, 2007 - RathGibson, Inc. ("RathGibson" or the "Company") announced today that its parent, RGCH Holdings Corp. has signed a definitive agreement to be sold to affiliates of DLJ Merchant Banking Partners (the "Buyer") in a transaction valued at approximately $440 million.

Under the definitive agreement, the Buyer is expected to commence prior to consummation of the transaction an offer to purchase the Company's 11.25% Senior Notes Due 2014 at a purchase price of 101% of the principal amount thereof. The offer will be conditioned on the completion of the acquisition; however, the successful completion of the offer or the tender of a specified amount or percentage of the Notes will not be a condition to the consummation of the acquisition. Completion of the acquisition is conditioned on the satisfaction of customary closing conditions and is expected to be completed by June 30, 2007.

About RathGibson

RathGibson, Inc. is one of the world's leading specialty manufacturers of highly engineered premium stainless steel and alloy welded tubular products. Through its manufacturing facilities in New Jersey, Wisconsin and Arkansas, the Company's products are designed to meet customer specifications and are used in environments that require high-performance characteristics, such as exceptional strength and the ability to withstand highly corrosive materials, extreme temperatures or high-pressure. Over 1,000 products are sold globally to diverse end-markets, including (i) chemical/petrochemical processing and power generation; (ii) energy; (iii) food, beverage and pharmaceuticals; and (iv) general commercial applications.

Forward-Looking Statements

This press release contains "forward-looking statements." These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," or "should," or the negative thereof or other variations thereon or comparable terminology.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

- competitive pressures and trends in our industry;
- our liquidity and capital resources;
- fluctuations in the price and/or supply of steel and other raw materials;
- general economic conditions;
- legal proceedings and regulatory matters;
- our ability to identify acquisition opportunities and effectively and cost-efficiently integrate acquisitions that we consummate;
- technological changes; and
- other risks and uncertainties discussed under "Risk Factors" within the Company's Report on Form 10-K for the fiscal year ended January 31, 2007.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof.

Contact:

RathGibson, Inc.
Barry C. Nuss, Chief Financial Officer
Phone: (608) 531-3137
Fax: (608) 754-0889
Email: BarryNuss@RathGibson.com